July 2, 2007

Via EDGAR

Mr. H. Christopher Owings
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:                               Pure Cycle Corporation
Form 10-K for Fiscal Year Ended August 31, 2006
Form 10-Q for the fiscal quarter ended February 28, 2007
File No. 0-08814

Dear Mr. Owings:

Set forth below are the responses of Pure Cycle Corporation (the “Company”) to the comments of the Staff of the Division of Corporate Finance, which were delivered in your letter dated June 29, 2007, regarding the Company’s Form 10-K for the fiscal year ended August 31, 2006 filed November 21, 2006, amended on April 16, 2007, and the Company’s Form 10-Q for the fiscal quarter ended February 28, 2007 filed on April 16, 2007.

The Company respectfully requests that this response letter be reviewed expeditiously as the Company’s Form 10-Q for the quarterly period ended May 31, 2007 is due on July 10, 2007. If you could please confirm that the Staff of the Commission has completed its review, and the proposed amendements, as noted in the Company’s response letters dated May 30, 2007 and June 19, 2007, are acceptable to the Staff of the Commission, the Company will file an amended Form S-3 and amended Form 10-K for the fiscal year ended August 31, 2006, as soon as practical.

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, the Staff’s comments are indicated in bold below, followed by responses on behalf of the Company.

Form 10-K for the fiscal year ended August 31, 2006

Note 7 — Stockholders’ Equity, page 60

1.                          We have reviewed your response to prior comment 4 in our letter dated June 14, 2007, noting that you intend to provide the requested SFAS 123(R) disclosures in your next Form 10-K. Please confirm you will provide the requested disclosures in your Form 10-Q for the quarterly period ending May 31, 2007.

The Company confirms that it will provide the requested disclosures in its Form 10-Q for the quarterly period ending May 31, 2007.

Note 10 — Information Concerning Business Segments, page 63

2.                          We have reviewed your response to prior comment 5 in our letter dated June 14, 2007, noting that your construction operating segment does not meet the quantitative thresholds of paragraph 18 of SFAS 131. Please note that aggregation of quantitative immaterial operating segments with reportable segments is only permitted if all aggregation criteria listed in paragraph 17 of SFAS 131 are satisfied. An operating segment that does not meet the quantitative thresholds and does not satisfy all of the aggregation criteria of SFAS 131 should be disclosed under and “all other” category. Accordingly, if your construction segment does not meet the quantitative thresholds of paragraph 18 in future reporting periods, please confirm that you will include information on that segment in future filings in an “all other” category.

Starting with the Form 10-Q for the quarterly period ending May 31, 2007, the Company confirms that if management determines the Company has reportable segments, its reportable segments will be properly and fully disclosed in accordance with the requirements of SFAS 131.

Form 10-Q for the Fiscal Quarter Ended February 28, 2007

3.              We have reviewed your response to prior comment 8 in our letter dated June 14, 2007, however, we are not in a position to agree with your proposal to recognize a gain on the sale of the LAWMA shares during the quarterly period ended February 28, 2007. Considering that the increase to your LAWMA assets account was the result of your inability to ascribe value to the shares at the acquisition date and your subsequent discovery of additional information about the fair value of those shares, we believe your proposed treatment would result in an inaccurate financial statement presentation. Accordingly, we believe that your historical treatment, resulting in no statement of operations impact, appears adequate.

The Company confirms that its acccounting treatment for the LAWMA shares as disclosed in its originally filed Form 10-Q for the quarterly period ended February 28, 2007 will not be amended.

If you have any comments or questions regarding this letter, please call the undersigned at 303-292-3456.

Very truly yours,

/s/ Mark W. Harding
Mark W. Harding

cc:                                Wanda J. Abel, Davis, Graham & Stubbs, LLP
Michael F. Filkoski, GHP Horwath P.C.